September 10, 2014

Via EDGAR

Kristi Marrone

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 5546

Washington, D.C. 20549

Re:	Campus Crest Communities, Inc.
Form 10-K/A for the Year Ended December 31, 2013 and Form 10-Q/A for the Quarterly Period Ended March 31, 2014 filed on June 20, 2014 – File No. 001-34872

Dear Ms. Marrone:

This correspondence is our response to your letter dated August 12, 2014 regarding our annual report on Form 10-K/A for the fiscal year ended December 31, 2013 and Form 10-Q/A for the quarterly period ended March 31, 2014, filed on June 20, 2014. In order to facilitate your review, we included your comments before our responses thereto.

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A

Amendment to Copper Beech Purchase Agreement, page 46

1.	We note that as of December 31, 2013 you indicate you held an effective 67.0% interest in the Copper Beech portfolio. Please address the following:

a.	Please clarify whether you received all required third-party consents to effect ownership interests of 67% as of December 31, 2013;

Response: As of September 30, 2013, we had obtained all consents required to effect each stage of the transaction contemplated by the original Purchase Agreement, including effecting our contemplated future ownership interest of 100%. Following execution of an amendment to the original Purchase Agreement to acquire interests in the CB Portfolio on September 30, 2013, we began seeking lender consent to increase our ownership interest in the CB Portfolio from 48% to 67% and to the revised steps pursuant to which we would acquire additional interests in the portfolio. As of December 31, 2013, we had obtained one of the eighteen consents required to effect ownership interests of 67%. From January 1, 2014 through the date of this letter, we obtained another sixteen consents bringing the total to seventeen. As of the date of this letter, there is one consent outstanding to increase our ownership interests to 67%, which applies to four properties. We anticipate receiving this consent within the next four weeks. In all instances, obtaining consent from the necessary third parties requires payment of a fee and an administrative process.

United States Securities and Exchange Commission

Division of Corporation Finance

September 10, 2014

As we had previously received all third party consents for the purchase of our initial 48% ownership interest in the CB Portfolio (including our options to purchase the remaining 52% ownership interest in the portfolio), it was our expectation that the various third parties would not object to our request for consent to revise the transaction structure and would consent to the increase in our ownership interests from 48% to 67% (rather than from 48% to 75%, as contemplated by the original consent agreements). This expectation was based on the fact that (i) the consents previously obtained involved bringing in a new, significant investor to each property-owning entity (Campus Crest) and requiring Campus Crest ultimately to be the sole guarantor of the related indebtedness and (ii) both Campus Crest and the CB Investors would have joint control over the entities comprising the CB Portfolio irrespective of whether Campus Crest owned 48% or 67% of the CB Portfolio. The request to increase our ownership from 48% to 67% does not change the investor group (it only changes the size of our increase in ownership interests and the timing of such increase). As a result, other than going through the administrative process, we believed at December 31, 2013 and continue to believe as of the date of this letter that we would be able to obtain all lender consents related to increasing our ownership interest from 48% to 67%.

b.	Given your majority interest in the CB Portfolio and your intention to exercise the purchase options, though not on the terms as currently set forth, please provide to us information supporting your accounting of such investment under the equity method of accounting. In your response, please clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock. Please also cite the literature relied upon as the basis for your accounting in the investment;

Response: We considered the relevant authoritative accounting literature, including ASC 810 Consolidation (“ASC 810”) and ASC 323 Investments - Equity Method and Joint Ventures (“ASC 323”) to determine the accounting for our investment in the CB Portfolio. The consolidation guidance in ASC 810 provides for two consolidation models: the variable interest entity (VIE) model and the voting model.

When performing the analysis under the VIE model, we considered the criteria in “a”, “b” or “c” of ASC 810-10-15-14. As none of these criteria were present, the CB Portfolio was not subject to consolidation under the guidance in the Variable Interest Entities subsections.

As we do not believe that the VIE model is applicable, we considered the voting model pursuant to generally accepted accounting principles in the United States (“U.S. GAAP”), including the guidance in ASC 810-20, Control of Partnerships and Similar Entities. While all of the entities comprising the CB Portfolio are limited liability companies (other than one entity, which is a limited partnership), the limited liability companies maintain specific ownership accounts for each investor, and therefore we believe that the literature in ASC 810-20 is relevant.

Under U.S. GAAP, a general partner is presumed to control an entity, unless the limited partners have either (a) substantive kick out rights or (b) substantive participating rights discussed in ASC 810-20-25-5. Management of each of the entities comprising the CB Portfolio is delegated to a board of managers, consisting of two managers, the Campus Crest designee (currently Ted Rollins, Campus Crest’s Chief Executive Officer) and the CB Investors designee (currently Dr. John R. McWhirter).

Kick-out rights exist if the partners, individually or through simple majority, have the substantive ability to dissolve the partnership or otherwise remove other partners without cause. Pursuant to the terms of each of the operating agreements to the CB Portfolio, individual members do not have the ability to dissolve the applicable entity or remove members without cause as any such ability requires unanimous approval by all members.

United States Securities and Exchange Commission

Division of Corporation Finance

September 10, 2014

Participating rights allow the limited partners to participate in certain financial and operating decisions of the limited partnership that are made in the ordinary course of business. When evaluating whether the participating rights are substantive participation rights, we considered the relevant guidance, including ASC 810-20-25-11 through 25-18. Each of the operating agreements governing the Copper Beech limited liability companies, as well as the one limited partnership, requires that all major decisions be approved by all managers, including, but not limited to, the compensation of officers, approval of significant operating decisions, approval and changes to the business plan and budget and approval of capital decisions. As such, substantive participation is shared equally between both managers, the Campus Crest designee and the CB Investors designee.

We also considered ASC 810-10-25-13 when evaluating whether the CB Investors’ rights are substantive and determined that their rights were substantive based on the following:

a.	As the CB Investors held a 33% ownership interest in the CB Portfolio, this was considered not to be a small economic interest but, rather, a significant holding that resulted in substantive participating rights.

b.	Pursuant to the terms of each of the operating agreements governing the entities comprising the CB Portfolio, major decisions are made by both the Campus Crest designee and the CB Investors designee, each having one vote.

c.	As the CB Investors are not a related party to Campus Crest, this is not applicable.

d.	The rights of the CB Investors under the operating agreements governing the entities comprising the CB Portfolio are substantive in nature as they are significant to the ordinary and strategic course of the CB Portfolio.

e.	As the CB Investors participate in major decisions of the CB Portfolio, this is not applicable.

f.	As of December 31, 2013, we had the option to purchase the remaining 52% ownership interests in the CB Portfolio. However, as disclosed in our public filings, it was not our intention to exercise these options as set forth in the original Purchase Agreement. As of December 31, 2013, it would not have been economically prudent to exercise these options as originally agreed.

As previously stated, certain major decisions require the consent of both managers of the entities comprising the CB Portfolio. In addition, certain transactions require the consent of all members of the applicable limited liability company. In the event that the managers or the members, as applicable, do not agree regarding a particular decision or transaction, the decision is not taken or the transaction is not entered into, as applicable. None of the parties has the contractual ability to break any deadlocks. For all decisions not specifically requiring the consent of all of the managers or all of the members of the applicable limited liability company, the CB Investors’ designee has the ability to bind the limited liability company as such designee is responsible for the day-to-day operations of the CB Portfolio. However, major decisions under the respective operating agreements which provide for substantive participating rights are still required to be determined by both of the managers.

Given the factors discussed above, we believed that the CB Investors had substantive participating rights in the CB Portfolio.

We also considered the other guidance in ASC 810-10. Although we have a majority economic ownership interest in the CB Portfolio, we do not have a majority voting interest nor do we have a contractual management relationship with the CB Portfolio and, as a result, do not believe that we should consolidate our ownership interest in the CB Portfolio. However, we do believe that we have significant influence over the CB Portfolio and, accordingly, should account for our related investment in the CB Portfolio under the equity method of accounting in accordance with ASC 323.

United States Securities and Exchange Commission

Division of Corporation Finance

September 10, 2014

c.	Please tell us the proportionate share of earnings you recorded for the fiscal year ended December 31, 2013 related to the CB Portfolio based on your specific ownership percentages from acquisition date through fiscal year ended December 31, 2013 given the variation in ownership;

Response: Attachment I to this letter contains the calculation of the Company’s equity in earnings (losses) in the CB Portfolio including the reconciliation to the disclosure in Note 7 – Investment in Unconsolidated Entities to the Company’s 2013 consolidated financial statements. As there are several components to the calculation, set forth below are notes corresponding to the notes included in the Company’s calculation on Attachment I to further explain the components of the calculation.

Note 1 – Basis of the CB Portfolio’s statement of operations

The basis of the financial statements of the CB Portfolio used in the calculation of the Company’s equity in earnings (losses) for the period from March 18, 2013 to December 31, 2013 was computed using the fair value of the investee’s underlying assets and liabilities for all 35 of its properties at the dates the Company acquired its interests in the CB Portfolio in accordance with ASC 323-10-35-13.

The Company’s ownership interest in the CB Portfolio increased from March 18, 2013 to September 30, 2013. The original purchase and sale agreement provided for the acquisition of a 48% ownership interest in all 35 properties of the CB Portfolio. Effective October 1, 2013, the Company and the CB Investors amended the purchase and sale agreement, subject to receipt of all required third party consents, to increase the Company’s ownership interest by 19% in 28 of the 35 properties (thereby increasing its ownership in the 28 properties to 67%) in exchange for a cash payment of $20.2 million and the Company’s 48% interest in five of the properties (thereby reducing the Company’s ownership in the five properties to 0%) and deferring the Company’s acquisition of any interests in two of the properties. As a result, the Company performed another purchase price allocation for the additional 19% ownership interest in the 28 properties. Both of these transactions are further discussed in Note 5 – Business Acquisitions, Copper Beech Acquisition and Amendment to Cooper Beech Purchase Agreement in the Company’s 2013 consolidated financial statements.

Note 2 – The Company’s effective ownership percentage

As discussed above, we completed the acquisition of a 48% interest in 35 properties of the CB Portfolio. We acquired our 48% interests in stages which increased our ownership percentage from 25.3% to 48.0% in all 35 of the CB Portfolio properties from March 18, 2013 to September 30, 2013. Effective October 1, 2013, the Company and the CB Portfolio sellers amended the purchase and sale agreement, subject to receipt of all required third party consents, to increase the Company’s ownership interest by 19% in 28 of the 35 properties (thereby increasing its ownership in the 28 properties to 67%) in exchange for a cash payment of $20.2 million and the Company’s 48% interest in five of the properties (thereby reducing our ownership in the five properties to 0%) and deferring the Company’s acquisition of any interests in two of the properties. In accordance with ASC 323-10-35-4, the Company recognized its proportionate share of earnings of the CB Portfolio.

Note 3 – Preferred payment

As part of the purchase and sale agreement, the Company was entitled to receive a $13.0 million preferred payment over a one year period beginning March 18, 2013 through March 17, 2014. As such, the Company was effectively entitled to receive its proportionate share of this payment.

United States Securities and Exchange Commission

Division of Corporation Finance

September 10, 2014

Note 4 – Amortization of basis difference

In accordance with ASC 323-10-35-5b, included in the calculation of equity in earnings (losses) in the CB Portfolio is the amortization of the net difference in the Company’s carrying value of investment as compared to the net book value of the underlying assets.

Note 5 – Finalization of purchase price allocation

As mentioned in Note 1 above, the Company performed separate purchase price allocations of the tangible and intangible assets and liabilities for its acquisition of 48% and 19% ownership interests. The Company performed an initial purchase price allocation for its 48% acquisition and incorporated that allocation in its quarterly results for the three months ended March 31, 2013, June 30, 2013 and September 30, 2013. The purchase price allocations for both the 48% and 19% were finalized for the Company’s 2013 financial statements and the amounts related to its finalization of the 48.0% ownership interest and the recognition of its 19.0% ownership interest are included in the column entitled “PPA Finalization” in Attachment I. The primary components of the finalization of the purchase price allocation related to the values assigned to the lease-in-place intangible assets and property and equipment.

d.	Please tell us the details surrounding the $20.2 million payment referenced in Note 7 to your financial statements and how such amount, if at all, coincides with the $4 million paid to CB Investors as consideration for entering into the Amendment.

Response: Effective October 1, 2013, the Company and the CB Portfolio sellers amended the purchase and sale agreement, subject to receipt of all required third party consents, to increase the Company’s ownership interest by 19% in 28 of the 35 properties (thereby increasing its ownership in the 28 properties to 67%) in exchange for a cash payment of $20.2 million and the Company’s 48% interest in five of the properties (thereby reducing the ownership interest in these five properties to 0%) and deferring the Company’s acquisition of any interests in two of the properties. Accordingly, the Company recognized its proportionate share of earnings of the CB Portfolio for the specific percentage of ownership interest we held during the applicable period.

The $20.2 million cash payment, which is inclusive of the $4.0 million cash payment as consideration for entering into the amendment, was for the Company’s acquisition of additional ownership interests in the 28 properties. The Company also received more favorable terms for future purchases, including accelerating the date whereby the Company would take control of day to day operations.

Cash Flows, page 59

2.	We note that dividends paid to common stockholders exceeded net cash provided by operating activities for the fiscal year ended December 31, 2013. Please tell us and disclose in future periodic filings, including your interim filings, the sources of cash used to pay such common stockholder dividends.

Response: During the year ended December 31, 2013, we paid dividends to common stockholders of $38.1 million. The sources of these cash distributions were $14.4 million of cash provided by operating activities, $7.3 million provided by capital distributions from unconsolidated entities and $16.4 million provided by proceeds from our line of credit, the sale of preferred stock and the sale of common stock. Capital distributions from unconsolidated entities primarily come from the cash flows from operations of the CB Portfolio as depreciation and amortization was a significant adjustment to reconcile net income to net cash provided by operating activities of the CB Portfolio.

United States Securities and Exchange Commission

Division of Corporation Finance

September 10, 2014

In response to your comment, we will disclose in our future periodic filings, including our interim filings, the sources of cash used to pay dividends to common stockholders.

Schedule III, Real Estate and Accumulated Depreciation, page 111

3.	In future periodic filings please provide the aggregate cost for Federal income tax purposes. Refer to endnote 6 to Rule 12-28 of Regulation S-X.

Response: In response to your comment, we will state in a note to Schedule III, Real Estate and Accumulated Depreciation, the aggregate cost for Federal income tax purposes in our future periodic filings.

Form 10-Q/A

Note 5. Investment in Unconsolidated Entities, page 15

4.	We note you provided incomplete cash flow information pertaining to the CB Portfolio for the interim period ended March 31, 2014. Please advise us of the amounts of net cash provided by operating, investing and financing activities for the period, and provide such financial information for the interim period and on a year-to-date basis in future periodic filings.

Response: During the first quarter of 2014, the CB Portfolio had net cash provided by operating activities of approximately $6.2 million, net cash used in investing activities of approximately $8.6 million and net cash provided by financing activities of approximately $0.4 million. We will disclose in our future periodic filings, including our interim filings, the amounts of net cash provided by operating, investing and financing activities for the interim period and on a year-to-date basis.

If you have any further questions or concerns in connection with the above responses, please do not hesitate to contact me at 704.496.2501. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Donald L. Bobbitt, Jr.

Donald L. Bobbitt, Jr.

Executive Vice President and Chief Financial Officer

Equity in Earnings (Losses) of Copper Beech Townhome Communities	Attachment I
For the period from March 18, 2013 through December 31, 2013
(Amounts in thousands)

	March 18 -	Second	Third	Fourth	PPA	YTD
	March 31	Quarter	Quarter	Quarter	Finalization(5)	2013
Revenues:
Student housing rental revenue	3,324	21,318	20,676	17,727	-	63,045
Student housing service revenue	266	1,593	2,223	1,248	(830)	4,499
Total revenue	3,591	22,911	22,899	18,975	(830)	67,545

Operating expenses:
Student housing operating expenses	1,358	9,079	10,526	7,354	-	28,316
Depreciation and amortization	1,723	11,336	9,304	9,777	23,966	56,106
Total operating expenses	3,081	20,415	19,830	17,147	23,966	84,423

Operating income	509	2,496	3,069	1,828	(24,780)	(16,878)

Interest expense	1,241	7,169	6,943	5,651	-	21,004
Fair value of debt adjustment	(442)	(2,903)	(2,935)	(2,669)	(202)	(9,151)
Net loss(1)	(290)	(1,770)	(939)	(1,154)	(24,578)	(28,729)

Campus Crest effective ownership percentage(2)	25.3%	28.7%	41.6%	67.0%
Campus Crest percentage of net loss	(73)	(508)	(391)	(773)	(7,469)	(9,215)

Preferred payment - $13.0 million over one year(3)	506	3,250	3,250	3,250	-	10,256
Other owners percentage interest in CB Portfolio	74.7%	71.3%	58.4%	33.0%	-
Campus Crest's percentage of preferred payment	378	2,317	1,897	1,072	-	5,663
Campus Crest earnings (losses) from Copper Beech	304	1,808	1,506	299	-	(3,552)

Amortization of basis difference(4)	-	-	(87)	(177)	-	(264)

Total equity in earnings (losses) of CB Portfolio	304	1,808	1,419	122	(7,469)	(3,816)

Notes (1) through (5) are contained in Item 1.c. to the letter to the Staff in which this attachment is referenced.